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                                                                    Exhibit 23.3


The Board of Directors
Alliance Resources PLC:


We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus. Our report dated August 12, 1999, contains an explanatory paragraph that states that the Company's recurring losses from operations, net capital deficiency and obligation to commence repayments on its borrowings on October 30, 2000 raise substantial doubt about the entity's ability to continue as a going concern. Such consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


                                       KPMG Audit Plc

London, United Kingdom
August 12, 1999